UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
60852M104
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☑      Rule 13d-1(c)
☐      Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	60852M104	SCHEDULE 13G	PAGE	2	OF	7	PAGES

1	NAMES OF REPORTING PERSONS: James W. Poitras I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

Not Applicable

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		655,875*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON
WITH		655,875*

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

655,875*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

☑*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* On December 31, 2008, The James W. Poitras Revocable Trust, over which James W. Poitras (the “Reporting Person”) has investment control, owned 655,875 shares of Common Stock of the Issuer (each share, a “Share”). The aggregate amount in row (9) excludes 654,554 Shares owned by The Patricia T. Poitras Revocable Trust, to which Shares beneficial ownership is disclaimed by the Reporting Person.
** The 5.2% in row (11) is calculated assuming a deemed beneficial ownership of all of Shares (i.e., 1,310,429 Shares) held by the aforementioned two trusts and is based upon an aggregate total of 24,988,157, the total number of Shares reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

ITEM 1.
(a)	Name of Issuer

Molecular Insight Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

160 Second Street, Cambridge, Massachusetts 02142
ITEM 2.
(a)	Name of Persons Filing

James W. Poitras

(b)	Address of Principal Business Office or, if none, Residence

3100 Springhead Court, Narcoosee, Florida, 34771

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, $.01 par value per share

(e)	CUSIP Number

60852M104

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

ITEM 4.	Ownership.
(a)	Amount Beneficially Owned.

On December 31, 2008, The James W. Poitras Revocable Trust, over which James W. Poitras (the “Reporting Person”) has investment control, owned 655,875 shares of Common Stock of the Issuer (each share, a “Share”).
On the same date, the Reporting Person’s wife owned 654,554 Shares through The Patricia T. Poitras Revocable Trust, over which she has investment control. Due to the spousal relationship, the Reporting Person may be deemed to be the beneficial owner of the 654,554 Shares held by The Patricia T. Poitras Revocable Trust, which beneficial ownership is specifically disclaimed by the Reporting Person.

(b)	Percent of Class.

See Item 11 on the Cover Page to this Schedule 13G.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote

655,875

(ii)	shared power to vote or to direct the vote

0

(iii)	sole power to dispose or to direct the disposition of

655,875

(iv)	shared power to dispose or to direct the disposition of

0

ITEM 5.	Ownership of Five Percent Or Less of a Class. Not Applicable.

ITEM 6.	Ownership Of More Than Five Percent on Behalf of Another Person. Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group. Not Applicable.

ITEM 9.	Notice of Dissolution of Group. Not Applicable.

ITEM 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 24, 2009

Date

/s/ David W. Kantaros

Signature

Name:	David W. Kantaros, Esq.
Title:	Attorney-in-fact for James W. Poitras
**********
LIMITED POWER OF ATTORNEY FOR
SECTION 13 REPORTING OBLIGATIONS
     Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of David Kantaros and Adria Warren as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:
(1) prepare, execute, acknowledge, deliver and file Forms 13D and 13G (including any amendments thereto) with respect to the securities of Molecular Insight Pharmaceuticals, Inc., a Massachusetts corporation (the “Company”), with the United States Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”);
(2) seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and
(3) perform any and all other acts which in the discretion of any such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
The undersigned acknowledges that:
(1) this Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;
(2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
(3) neither the Company nor any such attorney-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirement of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and
(4) this Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

     The undersigned hereby gives and grants each foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that any such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.
     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 7th day of February, 2007.

/s/ James W. Poitras Signature

James W. Poitras Print Name